

December 2, 2010

Phillip W. Oldridge
Principal Executive Officer
Greentech Transportation Industries Inc.
7000 Merrill Avenue, Suite 31
Chino, CA 91710

> **Re: Greentech Transportation Industries Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed November 17, 2010**
> **File No. 333-169251**

Dear Mr. Oldridge:

We have reviewed your responses to the comments in our letter dated November 15, 2010 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Management's Discussion and Analysis or Plan of Operation, page 20

Proposed Milestones to Implement Business Operations, page 21

1. We note that your plan of operation milestones begin with the month of November 2010. We also note that the offering has not yet commenced and may last for up to 270 days. Please revise your plan of operation milestones based on your current estimates. In doing so, please provide a reasonable estimated commencement date taking into account the expected duration of the offering.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at (202) 551-3680 or me at (202) 551-3469 with any other questions.

Sincerely,

Justin Dobbie
Special Counsel

cc: Law Offices of Gary L. Blum
    Fax: (213) 384-1035